UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission file number: 001-41598

YS BIOPHARMA CO., LTD.

(Exact name of registrant as specified in its charter)

Building No. 2, 38 Yongda Road

Daxing Biomedical Industry Park

Daxing District, Beijing, PRC

Tel: 010-89202086

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

EXHIBITS

Exhibit No.	Description
99.1	Press Release – YS Biopharma Receives Additional 180 Day Extension by Nasdaq to Regain Compliance with Minimum Bid Price Rule

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YS Biopharma Co., Ltd.

By:	/s/ Hui Shao
Name:	Hui Shao
Title:	Director and Chief Executive Officer

Date: April 29, 2024

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